FILED BY GINGKO ACQUISITION CORP. PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

GINGKO ACQUISITION CORP. ANNOUNCES THAT
89% OF IRI’S SHARES HAVE NOW BEEN TENDERED;
GINGKO NOW ABLE TO EXERCISE TOP-UP OPTION;
SUBSEQUENT OFFERING PERIOD EXTENDED TO DECEMBER 1ST

Should Enable Short-Form Merger Between Gingko and Information Resources

Gingko Extends Offering Period Until December 1, 2003 in Order to Allow for
Physical Delivery of All Tendered Shares; All Remaining Shareholders Also Have
Opportunity to Tender during this Period

PALO ALTO, Calif. – November 24, 2003 – Gingko Acquisition Corp. (Gingko) announced today that, based upon a tally by LaSalle Bank N.A., the depositary for its tender offer (LaSalle), 28,061,282 shares of common stock of Information Resources, Inc. (IRI) (Nasdaq: IRIC) had been tendered into Gingko’s tender offer as of Friday, November 21, 2003 at 12:00 midnight, New York City time. This figure represents approximately 89.13% of the outstanding shares of IRI common stock. Gingko has accepted all of the shares that were validly tendered in the subsequent offering period, and will be promptly paying the offer consideration for those shares.

A tender of shares in this amount would enable Gingko to exercise its top-up option under its merger agreement with IRI to acquire additional IRI common shares. Upon exercise of this option, Gingko would own more than 90% of IRI’s outstanding common shares, which would allow Gingko to engage in a “short-form” merger with IRI under Delaware law without requiring a vote of IRI stockholders. On the consummation of the merger, all remaining IRI stockholders who did not tender their shares in the tender offer will receive the same CVR and $3.30 in cash per share that were issued and paid in the tender offer.

LaSalle has informed Gingko that 2,095,990 of the 28,061,282 tendered shares were delivered pursuant to “notices of guaranteed delivery,” for which share certificates have not yet been physically delivered. Notice of guaranteed delivery is a procedure that is customarily used in public tender offers, and often relates to shares that have traded hands recently, with the consequence that the tendering holders are unable to tender their share certificates by the offer deadline.

In order to give those holders who tendered their shares pursuant to “notices of guaranteed delivery” sufficient time to deliver their shares physically, as well as to provide non-tendering IRI holders with additional time to tender their shares, Gingko has elected to extend the subsequent offering period for its tender offer to Monday, December 1, 2003. During this period, all remaining shareholders will have the opportunity to tender any remaining shares and each share properly tendered during this extended portion of the subsequent offering period will be exchanged for one CVR per share and $3.30 in cash per share, the same consideration paid throughout the pendency of the tender offer.

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

About Gingko Acquisition Corp.

Gingko Acquisition Corp. is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Media Contact Information
Gingko or Symphony
Bill Chisholm
650-935-9500
bill@symphonytg.com

MacKenzie Partners
Charlie Koons
212-929-5500
ckoons@mackenziepartners.com

Certain Additional Information for Stockholders

The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.